UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: October 28, 2013	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

28 October 2013

CSR plc

(the “Company”)

Purchase of Shares in the Company

by

Independent Employee Benefit Trust

The Company has been notified by Kleinwort Benson (Jersey) Trustees Limited, the trustees of the CSR Employee Benefit Trust (the “Trust”) that on 25 October 2013, the Trust completed the purchase of 541,894 ordinary shares of £0.001 each in the Company at a price of £5.4575.

Following this purchase, the Trust holds 2,775,989 shares in the Company representing 1.67% of the Company’s current voting rights.

The executive directors of the Company and other persons within the Company discharging managerial responsibilities are within the class of potential beneficiaries under the Trust and are deemed to have a non-beneficial interest in these ordinary shares.